SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY
CLAIMING EXEMPTION
UNDER RULE U-3A-2 FROM THE
PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY
ACT OF 1935

* * * * *

File No. _________

SW Acquisition, L.P.
---------------------
(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (Act), and submits the following information:

          1.     The name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
SW Acquisition, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
TNP Enterprises, Inc.	Texas	2 Robbins Lane Suite 201 Jericho, NY 11753 Holding Company
Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility/Holding Company
Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation
First Choice Power, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation
TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)
Texas Generating Company*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Special purpose corporation
Texas Generating Company II*	Texas	P.O. Box 2943 Fort Worth, TX 76113 Special purpose corporation
* Wholly-owned subsidiary of Texas-New Mexico Power Company

          2.     In April 2000, SW Acquisition, L.P., through a wholly owned special purpose acquisition subsidiary, merged with TNP Enterprises, Inc. (Enterprises). As result of the merger, Enterprises became a wholly owned subsidiary of SW Acquisition, L.P.

          The following is a brief description of the properties of claimant and of its subsidiary Enterprises, a holding company exempt under Section 3(a)(1) of the Act, its subsidiary public utility company, Texas-New Mexico Power Company (TNMP), used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines and distribution facilities including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States. Texas Generating Company and Texas Generating Company II are wholly owned special purpose subsidiary financing companies of TNMP.

          Within Texas, TNMP is a regulated public utility engaged in the generation, supply, transmission, distribution and sale of electric energy. TNMP serves 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only two of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. The Texas service territory is found in three areas of the state:

• 56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

• 14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City

• Six communities in far west Texas between Midland and El Paso.

          Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves 9 communities in southern New Mexico. The largest of these communities are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

          TNMP and its subsidiaries own generating facilities located in Robertson County, Texas, which is in the central part of Texas. The generating facilities consist of two 150 MW, circulating fluidized bed units, and currently use lignite as the fuel source. TNMP also has a transmission line connecting these units to a major transmission grid in Texas. TNMP sells electricity from these units solely within Texas. Neither the claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas.

          3.     Certain information, for the calendar year 2000 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

   (a)   Total MWH sold and related revenues.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 -File
          No. 69-291.

   (b)   MWH sold at retail and related revenues.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File
          No. 69-291.

   (c)   MWH sold at wholesale and related revenues.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File
          No. 69-291

   (d)   MWH purchased and related purchased power expenses.

          See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 2/28/2001 - File No. 69-
          291.

          4.   Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an exempt wholesale generator or a foreign utility company.

          Exhibit A.  A consolidating statement of operations of the TNP Enterprises and its subsidiaries for the last calendar year 2000, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2000 calendar year.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File
          No. 69-291.

          Exhibit B.   A Financial Data Schedule for the period ended December 31, 2000, including Item Nos. 1, 2, and 3.

          See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File
          No. 69-291.

          The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2001.

SW Acquisition, L.P.

By: SW I Acquisition GP.L.P. as General Partner

By: \s\ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

     \s\ Kathleen A. Marion

Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos
SW Acquisition, L.P.
2 Robbins Lane Suite 201
Jericho, NY 11753

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME (LOSS)
For the Year Ended December 31, 2000

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File No. 69-291.

TNP ENTERPRISES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
December 31, 2000

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File No. 69-291

Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Financial Data Schedule
For the Period Ending December 31, 2000

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2001 - File No. 69-291